DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone [redacted]
Internet: wv
E-mail : me

SUPPL

07027632

77E

Heerlen (NL), 18 October 2007

DSM successfully issued a EUR 750 million bond

Royal DSM N.V. has issued a EUR 750 million 5.25% bond due 2017.
The high demand from investors exceeded the company's optimistic expectation. The order book had an exceptionally high quality and totalled over EUR 5 billion and was closed early.

The main purpose of the debt issue is refinancing a bond maturing on December 7th, 2007 of EUR 400 million and the remaining proceeds will be used for other general corporate purposes, including the share repurchase program.

The terms of the notes are laid down in the EUR 2 billion Debt Issuance Program of Royal DSM N.V. and the supplement thereto, which is available on the Investor Relations website.

The bond is listed on the AEX as of today.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities.
The notes are being offered only by means of a prospectus.

OCT 3 1 2007
THOMSON
FINANCIAL

DSM
DSM creates innovative products and services in Life Sciences and Materials Sciences contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782020
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

DSM Press Release

820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

78E

Heerlen (NL), 19 October 2007

DSM - Repurchase of shares (week 42)

Royal DSM N.V. has repurchased 374,500 of its own shares in the period from 11 October 2007 up to and including 17 October 2007 at an average price of EUR 39.58. This is in accordance with the first phase of the share buyback program, announced on 1 October 2007. The consideration of this repurchase was EUR 14.8 million.

The total number of shares repurchased under the first phase of this program to date is 1,510,000 shares for a total consideration of EUR 59.3 million.

DSM

DSM creates innovative products and services in Life Sciences and Materials Sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

END